The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848 [redacted]

02060103

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

19th November, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th November 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 13th November 2002, with regard to EMI Recorded Music's enhanced online distribution program offering music in downloadable, burnable and portable formats;

(b) a News Release dated 19th November 2002 announcing the Group Interim Results for the six months to 30th September 2002, including the declaration of an interim dividend;

(c) an announcement dated 19th November 2002, concerning the Company's proposed disposal of its remaining shares in HMV Group plc; and,

(d) an announcement dated 19th November 2002, concerning the Company's disposal of its remaining shares in HMV Group plc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY

ER 02/52

EMI

EMI RECORDED MUSIC ANNOUNCES ENHANCED ONLINE DISTRIBUTION PROGRAM OFFERING MUSIC IN DOWNLOADABLE, BURNABLE AND PORTABLE FORMATS

NINE NEW DISTRIBUTION DEALS ANNOUNCED FOR INITIAL U.S. LAUNCH WITH ALLIANCE ENTERTAINMENT, E-CAST, FULLAUDIO, LIQUID AUDIO, LISTEN.COM'S RHAPSODY, MUSICNET, PRESSPLAY, ROXIO AND STREAMWAVES

NEW YORK, NOVEMBER 13, 2002 – EMI Recorded Music – the world's largest independent record company – today announced its enhanced digital download distribution program for the U.S. in which the company will give consumers – through leading distributors – the ability to download tracks permanently, the technical capability to burn a limited number of personal copies and the flexibility to import recordings to portable devices.

Beginning December 1, through agreements it has signed with Alliance Entertainment Corp.; Ecast; FullAudio Corporation; Liquid Audio; Listen.com's Rhapsody; MusicNet; press*play;* Roxio (NASDAQ: ROXI); and Streamwaves, EMI will enable these distributors to sell tens of thousands of works as digital downloads through the dozens of Internet service providers, portals and online retailers they service, including AOL, Yahoo!, Earthlink, Verizon Online, MSN, Cablevision Systems Corporation's Optimum Online (TM), Charter Communications, DIRECTV Broadband, BestBuy.com, HP.com, MTV.com, MP3.com and SongPro.com.

Included will be works from artists such as **Billy Idol, Blondie, David Bowie, Coldplay, Joe Cocker, DC Talk, Duran Duran, Everclear, Fatboy Slim, Pink Floyd, Norah Jones, Kottonmouth Kings, Dave Koz, Lenny Kravitz, Megadeth, Kylie Minogue, Anne Murray, Tina Turner, Thalia, Keith Urban, The Vines, Cassandra Wilson** and **The Beach Boys,** as well as music from legendary EMI catalogue artists such as **Frank Sinatra, Dean Martin, Nat King Cole** and **Selena.** EMI will also offer classical works such as recordings by **Placido Domingo**, **Sarah Chang** and the **Berlin Philharmonic Orchestra conducted by Sir Simon Rattle** as well as thousands of other recordings in the country, jazz, gospel and Christian music genres.

As part of its new digital download program, EMI will enable consumers to purchase radio singles from upcoming albums. EMI will give its distributors the ability to sell these radio singles to the public in digital download formats when the tracks debut on radio and before the album's street date.

EMI has already made its recordings available to more than 60 companies around the world, mainly in temporary download or in streaming audio formats. The company's new enhanced digital download program gives its distributors more flexibility and upgraded formats to sell EMI's music to consumers.

"This is the next step in our plan to give consumers our music in the formats they are demanding today, and to give our distributors maximum flexibility to offer a wider range of options and a deep selection of music," said David Munns, Chairman and CEO of EMI Recorded Music North America. "Taste and demand will change, but we've developed an initial framework that is good for consumers, artists, customers and our business. In addition, we plan to make more and more repertoire available."

-more-

"We're looking forward to working with EMI and integrating their content in our digital distribution execution. This is another important building block towards creating a permanent and legitimate digital distribution environment," said Eric Weisman, President and CEO of Alliance Entertainment.

"Ecast is very excited to build on our long-standing relationship with EMI to offer consumers a wide range of digital music everywhere they go, whether it's out-of-home on broadband-enabled jukeboxes, at home on their PC or on-the-go with portable devices," said Robbie Vann-Adibé, CEO of Ecast, Inc.

"As the only completely independent digital music service provider, FullAudio is pleased to expand our offering by providing consumers access to EMI's catalog in an increasingly compelling way," said Chris Gladwin, CEO of FullAudio. "This is an important step forward in transforming the dream—providing customers with instantaneous access to secure digital music—into a reality and a legitimate business."

"This latest agreement with EMI builds on our long standing strategic relationship to encode, host, distribute and manage digital rights for EMI's major label content," said Gerry Kearby, president and chief executive officer at Liquid Audio, Inc. "EMI, and 1,900 other record labels, have selected Liquid Audio's leading digital distribution system because it provides the most advanced features and the broadest network of retailers when selling music online."

"Listen's new agreement with EMI will give our subscribers the flexibility to purchase and burn an even wider variety of music through Rhapsody," said Sean Ryan, chief executive officer, Listen.com. "This is a critical enhancement to our service, and we're glad to be working with EMI to offer Rhapsody subscribers what they want: CD burning from EMI's extensive roster of artists on a pay-as-you-go basis."

"As one of the first music services to offer broad portability, we're excited to expand our relationship with EMI to now include the ability to burn, keep and transfer EMI's great catalog of songs, as well as enjoy them through unlimited streaming and downloading," said pressplay president and CEO Michael Bebel.

Alan McGlade, CEO of MusicNet, stated: "EMI has a very aggressive plan for providing digital music to the consumer, and this announcement, which includes their commitment to provide digital rights to MusicNet, is another important step towards doing just that. We are pleased to be working with EMI and share their dedication to providing music fans with a quality digital music experience. We are particularly excited about having the ability to offer radio singles from upcoming albums when they hit radio, and in advance of the album's street date."

"As the leader in CD recording, Roxio is already a very significant player in the digital music infrastructure. We are delighted to extend our relationship with EMI by now being able to offer consumers access to an incredible array of music," said Chris Gorog, president and chief executive officer of Roxio.

"Streamwaves is committed to delivering music to consumer in their format of choice", said Streamwaves CEO Jeff Tribble. "We are thrilled to extend our relationship with EMI as part of our efforts to build the best music service."

-more-

About EMI Recorded Music
EMI Recorded Music is the world's largest independent record company, operating in nearly 50 countries around the world. Its record labels include Angel, Blue Note, Capitol, EMI:Chrysalis, EMI Classics, Mute, Parlophone, Priority and Virgin.

About Alliance Entertainment Corp.
Alliance Entertainment Corp. (**www.aent.com**) is a leading total solution provider of business-to-business infrastructure services that are essential to transact commerce in the home entertainment product marketplace. Through its Distribution and Fulfillment Services Group, Alliance offers an extensive product inventory (including CDs, cassettes, DVDs, videos, video games and related merchandise) as well as e-commerce fulfillment capabilities and innovative technology and support services for today's marketplace. Through its Media and Internet Services Group, Alliance is a leading distributor of digital entertainment as well as search, browse and preview capabilities through Digital On-Demand and a leading content provider through the All Media Guide (AMG) databases. AMG's customers license its e-commerce enabling entertainment databases to support their Internet retailing and content businesses. AMG is also a developer of proprietary web sites for music (**www.allmusic.com**), movies (**www.allmovie.com**) and games (**www.allgame.com**).

About Ecast, Inc.
Ecast, Inc., founded in 1999, provides a comprehensive platform for the secure delivery and management of digital content to consumers in both the in- and out-of-home marketplaces. The Ecast Interactive Media Network, available through broadband-enabled jukebox systems and entertainment consoles internationally, allows millions of users to enjoy a wide variety of content and applications including: digital music from all of the major and many popular independent labels; interactive games from some of the world's leading game publishers; a photography capture application; and the best in sports, videos, news and more. Ecast's RioPort Division, with offices in the U.S. and Asia, focuses on the aggregation, delivery and management of secure digital content to personal devices, such as desktop computers, portable music playback devices and Internet-enabled appliances. Ecast customers include out-of-home venue operators in the U.S. and Europe; leading online e-tailers such as BestBuy.com, MTV.com and HP.com; and prominent consumer electronics manufacturers. For more information, visit **http://www.ecastinc.com** or call 877-451-1537.

About FullAudio Corporation
FullAudio Corporation provides a platform and infrastructure that enables our channel partners to deliver digital media services, such as digital sampling, streaming, and music downloads. The company's unique approach allows our partners to quickly expand their relationships with consumers by offering on-demand subscription services or short-term promotions. FullAudio's platform and infrastructure makes it easy for our channel partners to offer branded music services by incorporating the software and systems that cover every aspect of music content aggregation and delivery including: content acquisition and management; media storage and secure delivery; digital rights management; and a service infrastructure. FullAudio provides all of the back-office functionality, including billing, reporting and analysis, and usage analysis. Currently, FullAudio also offers its service through Charter Communications, Clear Channel Communications, Earthlink, and Windows Media Player.

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About Liquid Audio, Inc.
Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, Web sites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid(TM) Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate Web sites in the Liquid Music Network(TM).

About Listen.com
Listen.com is a leading online music company that develops and distributes Rhapsody, a digital music subscription service. Launched in 2001, Rhapsody gives consumers unlimited access to the world's largest library of music on the PC and via home networks & Net-connected home stereo systems today, and on wireless devices in the future. Rhapsody combines on-demand music, customized and professionally programmed Internet radio, and engaging music information and editorial recommendations.

Rhapsody is available through Listen.com and a network of companies that offer co-branded versions of the service, including Audiogalaxy, Cablevision Systems Corporation's Optimum Online (TM), Charter Communications, DIRECTV Broadband, Down Beat, JamBase, Lycos, Time Warner Cable's Road Runner high-speed ISP, Sony's Musiclub, Speakeasy and Verizon Online. Founded in 1998, Listen.com is based in San Francisco. Visit www.listen.com for more information. Listen.com, the Listen.com logo and Rhapsody are trademarks of Listen.com, Inc. All other company names are the property of their respective owners.

About MusicNet
MusicNet is a leading digital music company. The most widely distributed digital music service for streaming, downloading and burning music online, MusicNet offers the music of major and independent record labels – including Warner Music Group, BMG Entertainment, EMI Recorded Music, Sony Music Entertainment, Universal Music Group, Zomba, Ritmoteca and Sanctuary. As both a service and music content provider, MusicNet supports companies seeking to fully integrate digital music services into their online music offerings.

About press*play*
press*play* is the leading online subscription service that offers music from across all genres, unlimited listening and broad portability options. Launched in December 2001, pressplay is an equally held joint venture between Sony Music Entertainment and Universal Music Group (a unit of Vivendi Universal), and has offices in Los Angeles and New York City. Music companies, including BMG, EMI Recorded Music, Sony Music Entertainment, Universal Music Group and numerous independent labels separately provide their content to press*play* on a non-exclusive basis. Pressplay is marketed to consumers through relationships with MP3.com, MSN Music, Roxio, Sony Music Club and Yahoo! Visit www.pressplay.com for more information.

-more-

About Roxio
Roxio, Inc. (Nasdaq:ROXI) provides the best selling digital media software in the world. Roxio makes award-winning software products for CD/DVD burning, photo editing and video editing. Roxio's family of products includes category leading products **Easy CD Creator**® (Windows) and **Toast**® (Macintosh) for CD/DVD burning, **PhotoSuite**® for digital photography, and **VideoWave**® for digital video. Roxio also makes **GoBack**®, the #1 selling system recovery software that enables PC users to instantly recover from system crashes, virus attacks and data loss. Roxio's current install base is in excess of 100 million users. Roxio distributes its products globally through strategic partnerships with major hardware manufacturers, in stores with the leading worldwide retailers, through Internet partnerships and also sells its products direct at www.roxio.com. Headquartered in Santa Clara, California, Roxio also maintains offices in Minnesota, Canada, United Kingdom, Netherlands, Germany and Japan. The company currently employs more than 400 people worldwide. Roxio is a member of the S&P SmallCap 600 and the Russell 2000 Index.

About Streamwaves
Streamwaves is the leader in the digital music subscription business, innovating the way musical entertainment is delivered and enjoyed. Streamwaves was the first Internet company to build a streaming subscription engine, the first to license major label masters for a subscription service, and the first company to launch a subscription service with major label content. Streamwaves holds license agreements with EMI Recorded Music, EMI CMG Publishing, BMG, Universal Music Group, Warner Music Group, The Harry Fox Agency, BMI and others. A preview of the service can be found at www.streamwaves.com.

###

Contact:
Jeanne Meyer
Senior Vice President, Corporate Communications
EMI North America
Direct: 212.786.8850
jeanne.meyer@emimusic.com

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/51

EMI GROUP plc INTERIM RESULTS TO 30 SEPTEMBER 2002

OPERATING PROFIT UP 83% IN FIRST HALF
FURTHER MARGIN IMPROVEMENT EXPECTED IN SECOND HALF

LONDON 19th November 2002: EMI Group plc announces its trading results for the six months ended 30 September 2002:

Summary trading results
Six months ended 30 September 2002

	2002 £m	2001 £m	Change £m
Turnover	**961.5**	1067.0	(105.5)
Operating profit (EBITA)	**79.0**	43.1	35.9
Adjusted PBT	**42.2**	(2.0)	44.2
Net profit after tax	**138.4**	(54.4)	192.8
Diluted earnings per share (pence)	**2.9**	(0.8)	3.7

Highlights

- Operating profit £79.0m (up 83.3%) on group sales down 9.9% (7.3% at constant currency);
- Profit before tax, amortisation and exceptional items rises to £42.2m compared with a loss of £2.0m last year;
- Net profit after tax £138.4m (compared with a loss of £54.4m last year) including net profits from disposals;
- Turnaround in Recorded Music with restructuring programme delivering improved margins, predicted fixed cost savings and better cash management;
- Music Publishing continuing to make progress notwithstanding the fall in the global recorded music market;
- Group successfully refinanced, with debt re-structured to assure liquidity and provide healthy balance of long and short term borrowings;
- Dividend declared at 2.0 pence per share in anticipation of performance supporting a full year payment of 8.0 pence per share, maintaining last year's level.

Eric Nicoli, Chairman of EMI Group plc, said, "These results reflect another solid performance from EMI Music Publishing and demonstrate the scale and success of the changes we have implemented in EMI Recorded Music in the year since Alain Levy's appointment.

"In the second half of the financial year we expect the global recorded music market to continue to decline, but at a reducing rate. This market weakness will now result in full year sales in Recorded Music below last year's level. Nonetheless, we expect that significant and accelerating margin improvement in that business, coupled with continued strength in Music Publishing, will enable us to deliver a substantial full year improvement at all levels of profitability for the group.

"We are committed to changing the way we do business. Great progress has been made, but there is much work still to do. Increasingly sophisticated consumers and advancing technology present us with a host of opportunities and challenges. We are taking determined steps to develop compelling business models for the legitimate digital delivery of music as well as introducing new physical products. In parallel, we are taking the battle to the pirates, and are intent on making real progress in reducing the level of illegal copying. We call on governments and enforcement agencies around the world to work with us to protect the rights of all intellectual property holders, and give support to the creative community."

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7667 3216
Siobhan Turner	Investor Relations	+44 20 7667 3234

Brunswick Group Limited

Patrick Handley		+44 20 7404 5959

Chairman's Statement

These results reflect another solid performance from EMI Music Publishing and demonstrate the scale and success of the changes we have implemented in EMI Recorded Music in the year since Alain Levy's appointment. The group made a pre-tax profit, before exceptional items and amortisation, of £42.2m, compared with a loss of £2.0m last year. Net earnings per share, before exceptional items, amortisation, and the impact of related tax and minority interests, increased to 2.9p from a loss of 0.8p last year.

EMI Recorded Music turnover was down 12.4% to £759.3m, reflecting the impact of our decision to hold back key releases from the first quarter of our financial year to minimise the disruption from our comprehensive restructuring of the recorded music operations. On a constant currency basis, turnover decreased 9.9%. The success of our re-creation programme can be measured in the very substantial uplift in operating profit in Recorded Music, from an operating loss last year of £8.1m to a profit of £28.0m, an increase of £36.1m.

EMI Music Publishing grew turnover to £202.2m, an increase of 1.1% on the six months ended 30 September 2001. On a constant currency basis, turnover grew by 4.1%. Operating profit decreased marginally to £51.0m from £51.2m the prior year, but on a constant currency basis increased by 2.3%.

In May 2002, HMV Group plc ("HMV"), of which we owned 42.65%, floated on the London Stock Exchange, and EMI sold part of its stake, realising cash of £140.6m and an exceptional profit before tax of £181.1m. We also realised cash of £33.0m and an exceptional gain of £27.4m on the sale of our stake in Viva Media AG. These gains were partially offset by losses on the disposal of certain other assets, resulting in a net exceptional gain for the six months ended 30 September 2002 of £174.8m.

Overall, group profit after amortisation, exceptional items, tax and minority interests was £138.4m, compared with a loss in the prior year of £54.4m, an increase of £192.8m.

The Board has declared an interim dividend of 2.0p per share in anticipation of performance supporting a total dividend of 8.0p per share, maintaining last year's level.

October marked one year since the appointment of Alain Levy as Chairman and CEO of EMI Recorded Music. The magnitude of the change he and his team have made in that time has been enormous. Fixed costs have been very significantly reduced, giving the business more flexibility. But, just as importantly, variable costs are also falling, driven by the greater efficiency and effectiveness of the new structure and new approach.

The results can be seen not only in the significant improvement in operating profit in that division, but also in the signs that the greater emphasis on artist development and international marketing, which are fundamental to the longer term success of the business, are bearing fruit, through such talented artists as The Vines, Norah Jones, Kylie Minogue and Coldplay, to name but a few.

Led by Group CFO Roger Faxon, we completed the restructuring of our debt into medium and long-term facilities, including a £325m sterling bond and a US$180m private placement. Less than 5% of our net borrowings are now due within one year, compared with over 75% at the same time last year. This places the Group on a very firm financial footing going forward, and demonstrates the confidence of the debt markets in our future.

We welcome Peter Georgescu to the Board as a non-executive director. Peter was for seven years the Chairman and CEO of the international advertising company Young & Rubicam, and is now their Chairman Emeritus. He is also on the Board of Levi's and Toys 'R' Us. In July, Hugh Jenkins retired from the Board after seven years of valuable service. His contribution will be greatly missed, and we wish him well.

In the second half of the financial year we expect the global recorded music market to continue to decline, but at a reducing rate. This market weakness will now result in full year sales in Recorded Music below last year's level. Nonetheless, we expect that significant and accelerating margin improvement in that business, coupled with continued strength in Music Publishing, will enable us to deliver a substantial full year improvement at all levels of profitability for the group.

We are committed to changing the way we do business. Great progress has been made, but there is much work still to do. Increasingly sophisticated consumers and advancing technology present us with a host of opportunities and challenges. We are taking determined steps to develop compelling business models for the legitimate digital delivery of music as well as introducing new physical products. In parallel, we are taking the battle to the pirates, and are intent on making real progress in reducing the level of illegal copying. We call on governments and enforcement agencies around the world to work with us to protect the rights of all intellectual property holders, and give support to the creative community.

Recorded Music Operating Review

The six months ended 30 September 2002 marked a substantial turnaround in the performance and focus of EMI Recorded Music, as the restructuring and re-creation programme begun last year started to bear fruit. We have achieved our planned cost savings, substantially reducing the fixed overhead base in the business. Beyond this, however, the new management disciplines we have introduced have gone much further, focusing attention more closely on controlling costs and generating profitable turnover rather than simply empty market share. The success of albums from artists like Norah Jones and Coldplay has reinforced this approach.

We took the decision that we would significantly limit the albums released in the first quarter, in order to minimise the disruption from the restructuring programme. Coupled with the effects of roster reduction and closing loss-making satellite labels last year, turnover in Recorded Music fell to £759.3m this year from £867.0m in 2001. Exchange rate differences contributed £21.9m to this fall. In this period, the world music market decreased by 6.1%, and our market share was 11.8%.

In spite of this drop in turnover, operating profit (EBITA) in EMI Recorded Music grew substantially, to £35.5m before exchange rate differences and central cost allocations, from a loss of £3.1m in the same period last year. This represents an improvement of £38.3m and clearly demonstrates the success of the actions taken. After the allocation of central costs and movement in exchange rates, operating profit grew to £28.0m from a loss of £8.1m the previous year.

In North America, market share fell slightly in the period. The closure of loss-making satellite labels, cost savings generated by the restructuring and a focus on improving margins have generated a substantial improvement in operating profitability. Virgin America has now successfully completed its move to New York, providing us with a strong East Coast creative presence, and a creative team across North America to drive long-term profitable improvement.

The Latin American market continued to struggle. Despite this, EMI performed well, and profitability increased considerably, with a margin improvement of more than 25 percentage points.

In the UK & Ireland, EMI generated significant market share gains. This excellent business continually generates good margins and strong repertoire. The changes made over the past year have enabled it to build on this strength still further, improving margins and remaining the prime source of successful UK and Irish repertoire on both domestic and international charts.

Continental Europe was more difficult. Despite continued growth in France, the European music market fell 4.5% compared with last year, and our market share decreased although we had considerable success with Herbert Grönemeyer in Germany and Renaud in France. This drop in performance was largely the result of the European restructuring progressing more slowly than planned because of the constraints imposed by labour regulations. It is now almost complete and we expect to realise the benefits of it in the remainder of this financial year.

Our Japanese business performed extremely well in the period. Although the market remained weak, we improved our market share substantially, which drove margins still higher from a strong base. The Asian market outside Japan fell 12.6% compared with last year. Nonetheless, we also increased market share in this region and improved profitability.

Piracy has always been a factor in the global recorded music market, but in 2001 reached substantial proportions. Large-scale, commercial physical piracy remains a significant problem, particularly in Latin America and South East Asia, but more recently, and more worryingly, it has spread to the established markets of southern Europe. Digital piracy is also an issue, particularly with regard to public perception.

EMI is at the forefront of the fight against piracy, and we are pleased that other companies, both in our industry and in other content-related businesses, now appear to have joined the battle. We have actively lobbied governments around the world to convince them to enforce their existing intellectual property legislation and, where that is inadequate, to enact more stringent laws. Technology is also important – we

are now copy protecting our CDs in a number of regions, and expect to implement user-friendly protection in most of the world by mid 2003.

We have joined with industry organisations in supporting legal action against illegal file-sharing sites, and against both the companies that permit this activity and the individuals who engage in it. The artists are also realising the importance of protecting their work, and many have joined with the industry in press and television campaigns to educate consumers on the importance of copyright protection. Reducing piracy to acceptable levels will take time – we estimate approximately two years – but we are now making significant progress.

It is essential to reduce illegal copying, but it is equally important to present consumers with an alternative. The demand for good music is as strong as ever, and we must ensure that we satisfy that demand, both in traditional formats and through digital delivery. EMI has always been proactive in making its content available through legitimate sources. We continue to move forward aggressively in this area, and have now developed a flexible wholesale digital pricing policy that allows different business models to operate competitively.

Beyond digital delivery, we are broadening our revenue streams in a number of other ways. Over the course of the past year, we have sought to expand our activity in new products, particularly DVD and ring tones. We have also begun to widen the base of our income, as recently illustrated in the historic deal with British superstar Robbie Williams, through which we not only profit from album sales, but also participate in revenue generated through other music-related activities, such as touring and merchandise.

Looking forward, it is clear that the markets will remain difficult for the remainder of our financial year, with a consequent impact on our sales. However, the measures we have taken to reduce the cost base and the much greater focus on controlling margins will allow a substantial profit uplift for the full year, and we expect to make continued progress thereafter.

Music Publishing Operating Review

EMI Music Publishing has once again turned in a solid performance in a difficult market, with turnover for the six months ended 30 September 2002 up 4.1% in constant currency. Including movement in exchange rates, turnover increased 1.1% to £202.2m.

Before the allocation of central costs and movements in exchange rates, operating profit (EBITA) grew 3.1% to £53.9m. After taking into account exchange rate movements and central costs, operating profit for the six-month period was £51.0m, compared with £51.2m in 2001. Operating margins were 25.9%, compared with 26.2% for the same period last year. This is principally the result of geographic and sales mix differences, with a higher proportion of new release sales in the mechanical revenue stream.

In light of the difficult market conditions in the world recorded music market, coupled with lower advertising spend on a global basis, these are very good results. They

reflect the strength and depth of our catalogue, and our continued ability to identify and develop new uses for our songs.

Mechanical royalties comprised 55% of our total publishing revenue in the period, and grew 1.8% compared with last year. On a constant currency basis, they grew 4.8%. In the context of the significant fall in the worldwide recorded music market, this is a very strong result, and reflects the success of our strategy to gain market share by signing successful new writers.

Performance royalties comprise 25% of our music publishing revenue, and grew 3.1% compared with the same period last year (5.7% at constant currency). Growth in this revenue stream has been propelled largely through the increasing penetration of media worldwide, coupled with greater efficiency of the licensing and collection agencies.

Synchronisation royalties, which represent 13% of total music publishing revenues, fell 1.8% compared with the same period last year, although at constant exchange rates they grew 2.6%. The lower growth rate is principally a function of the flat global advertising market, and the timing of synchronisation deals, which are individually larger and less regular than performance and mechanical royalty streams.

Other revenue sources, which represent 7% of the total publishing revenue, fell marginally compared with the same period last year, also because of the timing of receipts.

In 1997, we acquired 50% of the Jobete catalogue, which has works from such talented writer/artists as Marvin Gaye, Stevie Wonder and Smokey Robinson, and contains over 100 number one hit singles. We look forward to completing the purchase of the other 50% in the next few months. We are pleased to have this opportunity to gain full ownership of this wonderful, and lucrative, catalogue.

Our ongoing focus on identifying and signing the hit songwriters of today, combined with our continued success in promoting the uses of our exceptional catalogue, has enabled us to achieve this solid performance despite the current downturn in the global recorded music market, coupled with the fall in advertising spend in most major territories.

In the remainder of the year, we expect the pressure on mechanical royalties to increase as the recent decline in the recorded music market flows through to our receipts. However, we also anticipate that we will continue to make progress in growing our other revenue streams, particularly performance and synchronisation. On balance, we feel confident that we will be able to turn in a good result for the year.

Financial Review

Group profit after tax for the six months ended 30 September 2002 increased to £138.4m from a loss last year of £54.4m. This reflects a substantial improvement in the performance of EMI Recorded Music, continued strength in EMI Music Publishing and the net gain on the disposal of a portion of EMI's interest in HMV and certain other assets.

Group turnover decreased by £105.5m (£77.6m at constant currency) to £961.5m. This reflects a reduction in first-half sales in Recorded Music of 12.4% (9.9% at constant exchange rates) in part offset by an increase of 1.1% from Music Publishing (just over 4% at constant exchange rates).

Group operating profit (EBITA) for the first half, excluding exceptional items, increased 83.3% to £79.0m (£80.6m at constant exchange rates) from £43.1m last year. The largest contribution to this increase came from Recorded Music, which generated a rise in operating profit to £28.0m compared with a loss of £8.1m last year. Before the allocation of central costs and at constant exchange rates, profit was £35.5m compared with a loss of £3.1m last year. Music Publishing profit remained broadly flat at £51.0m compared with £51.2m in 2001. At constant exchange rates, and before central cost allocation Music Publishing had operating profit of £53.9m, compared with £52.3m in the prior year.

Following the exit from loss-making Recorded Music satellite labels, operating profit from associates also improved substantially, moving from a loss of £8.0m last year to a profit of £0.1m this year.

In May 2002, HMV listed on the London Stock Exchange and EMI simultaneously reduced its stake to 14.5%. Therefore, the group no longer consolidates HMV's operating profit and interest charges, which last year were £3.8m and £9.5m respectively. For the period up to flotation, EMI's share of HMV's operating profit was £0.4m, and of its finance charges, £1.3m.

Group finance charges for the first half were £36.0m, £4.6m higher than last year. The increase arose principally from higher interest rates resulting from the restructuring of group debt into primarily medium to long-term instruments.

The substantial increase in operating profit was the principal driver of the rise in adjusted profit before tax (adjusted PBT), which grew to a profit of £42.2m for the six months ended 30 September 2002 from a loss of £2.0m last year.

Other items affecting earnings

Amortisation for copyrights acquired and goodwill on acquisitions decreased from £27.1m to £22.7m, reflecting the write down of investments in certain satellite labels in the previous financial year in connection with the Recorded Music restructuring.

During the period, the group also benefited from a non-operating exceptional profit of £174.8m, largely arising from the disposal of EMI's stakes in HMV and Viva Media AG, offset by a modest loss relating to certain other disposals. In the first half of the prior year, the group incurred an operating exceptional charge of £15.1m, and recognised £12.4m in operating and non-operating exceptional charges in respect of HMV.

The group tax charge for the first half, before amortisation and exceptional items, was £51.7m, including tax on the unrecognised profit on the 1998 spin out of HMV into a joint venture (£25.6m) and taxes on the disposal of other interests (£12.6m). The

underlying tax rate for the period was 32%, up from 30% last year, which had benefited from recovering Foreign Income Dividend payments from prior years.

The minority interest charge increased from £2.3m to £4.2m, as a result of improved profits at our Japanese recorded music operation.

As mentioned above, group profit after tax was £138.4m for the first half, compared with a loss of £54.4m last year. This resulted in adjusted diluted earnings per share rising to 2.9p, compared with a loss of 0.8p per share last year.

In recognition of the progress the group has made the Board declared an interim dividend of 2.0p per share. The Board's current intention is to maintain the total dividend at 8.0p per share.

Cash flow and net borrowings

The net cash outflow from operating activities before exceptional items was £94.6m, compared with an outflow of £109.3m last year. After exceptional restructuring spend of £52.4m, acquisitions and capital expenditure of £42.4m, disposal proceeds of £173.7m, interest of £33.6m, tax paid of £12.2m and including exchange and other movements, net debt increased by £26.6m. Net debt at 30 September 2002 was £1,084.5m, compared with £1,057.9m at 31 March 2002, and £1,196.2m at 30 September 2001.

Treasury

EMI has completed the restructuring of its debt into medium and long-term facilities. The six-year sterling bond issued in May was increased in June to £325m, and in August we raised a further US$180m from a private placement of debt with maturities of between seven and 10 years. Together with the net proceeds of £140.6m from the HMV flotation in May, these funds were used to repay and cancel part of the £1.3bn revolving credit facility that was finalised in April 2002.

Attachment (b)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the six months ended 30 September 2002 (unaudited)

	6 mths ended 30.9.02		6 mths ended 30.9.01	
	Total £m	**EMI Group (excl. HMV Group plc) Before excep items & amortn £m**	EMI Group (excl. HMV Group plc) Before excep items & amortn £m	Total £m
Group turnover (note 2)	**961.5**	**961.5**	1,067.0	1,067.0
Group operating profit (notes 2&3)	**56.4**	**79.0**	43.1	1.7
Share of operating profit in joint venture before exceptional items	**0.4**	**-**	-	3.8
Share of operating profit in joint venture – exceptional items (note 4)	**-**	**-**	-	(10.3)
Share of operating profit (loss) in joint venture	**0.4**	**-**	-	(6.5)
Share of operating profits (losses) in associates	**-**	**0.1**	(8.0)	(8.8)
Total operating profit (loss)	**56.8**	**79.1**	35.1	(13.6)
Non-operating exceptional items	**174.8**	**-**	-	-
Profit (loss) before finance charges	**231.6**	**79.1**	35.1	(13.6)
FINANCE CHARGES				
Group (inc. associates)	**(36.0)**	**(36.0)**	(31.4)	(31.4)
Joint venture before exceptional items	**(1.3)**	**-**	-	(9.5)
Joint venture – exceptional items	**-**	**-**	-	(2.1)
Joint venture	**(1.3)**	**-**	-	(11.6)
Total finance charges (note 5)	**(37.3)**	**(36.0)**	(31.4)	(43.0)
Profit (loss) on ordinary activities before taxation	**194.3**	**43.1**	3.7	(56.6)
Taxation on profit (loss) on ordinary activities (note 6)	**(51.7)**	**(13.8)**	-	4.5
Profit (loss) on ordinary activities after taxation	**142.6**	**29.3**	3.7	(52.1)
Minority interests (equity)	**(4.2)**			(2.3)
Profit (loss) attributable to members of the Holding Company	**138.4**			(54.4)
Dividends (equity) (note 7)	**(15.6)**			(32.8)
Transfer to (from) profit & loss reserve	**122.8**			(87.2)

Attachment (c)

CONSOLIDATED BALANCE SHEET
at 30 September 2002 (unaudited)

	at 30.9.02 £m	at 30.9.01 Restated £m
FIXED ASSETS		
Music copyrights	**462.1**	518.0
Goodwill	**59.2**	62.4
Tangible fixed assets	**274.3**	298.9
Investments: associates	**6.4**	20.8
Other fixed asset investments	**35.8**	21.9
Investments: own shares	**12.5**	14.0
	850.3	936.0
CURRENT ASSETS		
Stocks	**36.7**	51.2
Debtors	**906.3**	956.0
Deferred taxation	**16.9**	20.4
Investments: liquid funds	**1.0**	0.9
Cash at bank & in hand & cash deposits	**111.0**	92.9
	1,071.9	1,121.4
CREDITORS: amounts falling due within one year		
Borrowings	**(38.6)**	(927.9)
Other creditors	**(1,127.4)**	(1,176.3)
	(1,166.0)	(2,104.2)
NET CURRENT LIABILITIES	**(94.1)**	(982.8)
TOTAL ASSETS LESS CURRENT LIABILITIES	**756.2**	(46.8)
CREDITORS: amounts falling due after more than one year		
Borrowings	**(1,157.9)**	(362.1)
Other creditors	**(41.3)**	(27.2)
	(1,199.2)	(389.3)
PROVISIONS FOR LIABILITIES AND CHARGES		
Deferred taxation	**(2.7)**	(3.5)
Other provisions	**(141.3)**	(97.1)
Investments: joint venture (HMV Media Group)	**-**	(182.1)
	(144.0)	(282.7)
	(587.0)	(718.8)
CAPITAL AND RESERVES		
Called-up share capital	**110.4**	110.4
Share premium account	**445.8**	445.8
Capital redemption reserve	**495.8**	495.8
Other reserves	**256.0**	256.0
Profit & loss reserve (including goodwill previously written off)	**(2,024.8)**	(2,163.3)
Equity shareholders' funds	**(716.8)**	(855.3)
Minority interests (equity)	**129.8**	136.5
	(587.0)	(718.8)

Attachment (d)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the six months ended 30 September 2002 (unaudited)

	6 mths ended	**30.9.02**	6 mths ended	30.9.01
	£m	**£m**	£m	£m
Profit (loss) for the period		**138.4**		(54.4)
Currency retranslation - Group	**7.1**		(1.6)	
Currency retranslation - joint venture	**(0.2)**		0.7	
Other recognised gains (losses)		**6.9**		(0.9)
Total recognised gains and losses relating to the period		**145.3**		(55.3)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the six months ended 30 September 2002 (unaudited)

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 Restated £m
Opening shareholders' funds	**(1,030.2)**	(788.4)
Adjustment to opening balance (FRS19)	**-**	12.2
Profit (loss) for the period	**138.4**	(54.4)
Dividends (equity) (note 7)	**(15.6)**	(32.8)
Other recognised gains (losses)	**6.9**	(0.9)
Goodwill adjustments	**183.7**	5.2
Shares issued	**-**	0.2
Share of joint venture reserves adjustments	**-**	3.6
Net increase (decrease) in shareholders' funds	**313.4**	(66.9)
Closing shareholders' funds	**(716.8)**	(855.3)

Attachment (e)

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 September 2002 (unaudited)

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 £m
Net cash outflow from operating activities	(147.0)	(114.5)
Dividends received from associates	0.1	0.4
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Net interest paid	(33.6)	(30.8)
Dividends paid to minorities	(6.5)	(1.1)
Net cash outflow from returns on investments and servicing of finance	(40.1)	(31.9)
Tax paid	(12.2)	(26.3)
Net cash flow from capital expenditure and financial investment	143.9	(33.4)
Net cash outflow from acquisitions and disposals	(6.4)	(13.8)
Equity dividends paid	-	-
Net cash outflow before management of liquid resources and financing	(61.7)	(219.5)
Issue of Ordinary Share capital	-	0.2
Management of liquid resources (note 9)	0.4	5.3
Financing: New loans (note 9)	818.1	280.5
Loans repaid (note 9)	(722.9)	(154.8)
Net cash inflow from management of liquid resources and financing	95.6	131.2
Increase (decrease) in cash (note 9)	33.9	(88.3)

Attachment (f)

CONSOLIDATED CASH FLOW STATEMENT continued
for the six months ended 30 September 2002 (unaudited)

Reconciliation of operating profit to net cash flow from operating activities:

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 £m
Group operating profit	**56.4**	1.7
Depreciation charge	**21.2**	25.9
Amortisation charge:		
Music copyrights	**20.8**	21.4
Goodwill	**1.8**	4.9
Amounts provided	**7.2**	3.8
Provisions utilised	**(59.4)**	(12.0)
(Increase) decrease in working capital:		
Stock	**0.5**	(5.7)
Debtors	**(86.0)**	(6.1)
Creditors	**(109.5)**	(148.4)
Net cash outflow from operating activities	**(147.0)**	(114.5)

Attachment (g)

NOTES TO THE ACCOUNTS
for the six months ended 30 September 2002 (unaudited)

NOTE 1 - ACCOUNTING POLICIES

Basis of preparation

The interim financial information comprises the accounts of the Company and its subsidiaries prepared under the historic cost convention and in accordance with applicable accounting standards. The results for the six months ended 30 September 2002 and 30 September 2001 represent continuing operations.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's accounts for the year ended 31 March 2002. Statutory accounts for the year ended 31 March 2002, which incorporate an unqualified auditor's report, have been filed with the Registrar of Companies.

The Accounting Standards Board issued the following Financial Reporting Standards effective for the Company's year ended 31 March 2002: FRS17 – *Retirement Benefits;* FRS18 – *Accounting Policies*; and FRS19 – *Deferred Tax*. FRS18 was adopted by the Group effective 1 April 2001 and has had no material impact on the accounts. FRS19 was adopted by the Group effective 1 April 2001 and the comparatives for the six months ended 30 September 2001 have been restated where appropriate. The transitional arrangements for FRS17 were adopted from 31 March 2002.

NOTE 2 - SEGMENTAL ANALYSES

TURNOVER	**6 mths ended 30.9.02 £m**	6 mths ended 30.9.01 £m
BY CLASS OF BUSINESS:		
Recorded Music	**759.3**	867.0
Music Publishing	**202.2**	200.0
*Group turnover**	**961.5**	1,067.0
BY ORIGIN:		
United Kingdom	**135.4**	132.0
Rest of Europe	**272.1**	312.1
Latin America	**26.2**	33.0
North America	**333.6**	390.3
Asia Pacific	**187.5**	189.9
Other	**6.7**	9.7
*Group turnover**	**961.5**	1,067.0

* Group turnover excludes the Group's share of amounts relating to the joint venture (HMV Group plc) and associates.

Attachment (i)

NOTES TO THE ACCOUNTS continued
for the six months ended 30 September 2002 (unaudited)

NOTE 2 - SEGMENTAL ANALYSES continued

OPERATING ASSETS	**6 mths ended 30.9.02 £m**	6 mths ended 30.9.01 £m
BY CLASS OF BUSINESS:		
Recorded Music	**252.4**	378.2
Music Publishing	**443.3**	503.6
Other (HMV Group plc)	**-**	(182.1)
Group operating assets	**695.7**	699.7
BY ORIGIN:		
United Kingdom	**85.4**	(43.9)
Rest of Europe	**39.3**	44.8
Latin America	**6.7**	15.6
North America	**440.6**	536.7
Asia Pacific	**115.9**	143.3
Other	**7.8**	3.2
Group operating assets	**695.7**	699.7

NOTE 3 - EXCEPTIONAL ITEMS - GROUP

(i) Operating exceptional items

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 £m
Release of overprovision for reorganisation costs charged in prior year	**4.2**	-
Reorganisation costs	**(4.2)**	(15.1)
Total operating exceptional items	**-**	(15.1)

The attributable tax benefit is £nil (2001/02: £4.5m).

(ii) Non-operating exceptional items

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 £m
Profit on sale of HMV Group plc, including goodwill of £262.5m.	**181.1**	-
(Loss) on sale of subsidiary undertaking, including goodwill of £8.4m	**(25.5)**	-
Gain (provision for loss) on sale of fixed asset investments	**19.2**	-
Total non-operating exceptional items	**174.8**	-

The attributable tax charge is £38.2m (2001/02: £nil).

NOTES TO THE ACCOUNTS continued
for the six months ended 30 September 2002 (unaudited)

NOTE 4 – EXCEPTIONAL ITEMS – JOINT VENTURE (HMV GROUP plc)

(i) Share of operating exceptional items in joint venture	**6 mths ended 30.9.02 £m**	6 mths ended 30.9.01 £m
Restructuring, store closure and fixed asset impairment costs	**-**	(10.3)

The attributable tax benefit is £nil (2001/02: £nil).

(ii) Share of non-operating exceptional finance charges in joint venture	**6 mths ended 30.9.02 £m**	6 mths ended 30.9.01 £m
Renegotiation of senior credit facilities	**-**	(2.1)

The attributable tax charge is £nil (2001/02: £nil).

NOTE 5 – FINANCE CHARGES

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 £m
Interest payable on:		
Bank overdrafts and loans	**29.5**	32.8
Other	**8.8**	4.6
	38.3	37.4
Interest receivable on:		
Bank balances	**(1.0)**	(1.5)
Other	**(1.3)**	(4.5)
	(2.3)	(6.0)
Group finance charges (including associates)	**36.0**	31.4
Joint venture finance charges (HMV Group plc)	**1.3**	11.6
Total finance charges	**37.3**	43.0

Finance charges for associates are £nil (2001/02: £nil).

NOTES TO THE ACCOUNTS continued
for the six months ended 30 September 2002 (unaudited)

NOTE 6 – TAXATION

The tax charge for the six months ended 30 September 2002 has been calculated by reference to the forecast tax rate for the year ending 31 March 2003 (32.0%). The total tax charge of £51.7m (2001/02: £4.5m credit) includes a £38.2m charge on exceptional items (2001/02: £4.5m credit).

NOTE 7 – DIVIDENDS

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 £m
Ordinary dividends:		
Interim	**15.8**	33.5
Adjustment to the 2002 final dividend	**(0.2)**	-
Adjustment to the 2001 final dividend	**-**	(0.7)
	15.6	32.8

The interim dividend of 2.0p per share will be paid on 4 April 2003 to shareholders on the register at the close of business on 7 March 2003.

Attachment (I)

NOTES TO THE ACCOUNTS continued
for the six months ended 30 September 2002 (unaudited)

NOTE 8 – EARNINGS PER SHARE

	6 mths ended 30.9.02	6 mths ended 30.9.01
Basic earnings per Ordinary Share	**17.7p**	(6.9)p
Diluted earnings per Ordinary Share	**17.7p**	(6.9)p
Adjusted basic earnings per Ordinary Share	**2.9p**	(0.8)p
Adjusted diluted earnings per Ordinary Share	**2.9p**	(0.8)p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 784.1m (2001/02: 782.8m), is the weighted average number of Ordinary Shares in issue, 783.9m (2001/02: 782.5m), plus adjustments for dilutive share options, 0.2m (2001/02: 0.3m).

Reconciliation of adjusted earnings:

	6 mths ended 30.9.02 £m	6 mths ended 30.9.01 £m
Earnings	**138.4**	(54.4)
Adjustments:		
Operating exceptional items	**-**	15.1
Non-operating exceptional items	**(174.8)**	-
Share of operating exceptional items in joint venture	**-**	10.3
Share of exceptional finance charges in joint venture	**-**	2.1
Amortisation of goodwill and music copyrights	**22.7**	27.1
Attributable taxation	**38.2**	(4.5)
Minority interest (re music copyright amortisation)	**(2.1)**	(2.1)
Adjusted earnings	**22.4**	(6.4)

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY

ER 02/50

Not for release, distribution or publication in whole or in part in or into the United States, Canada, Japan or Australia

19 November 2002

EMI Group plc ("EMI") proposed disposal of shares in HMV Group plc ("HMV")

EMI today announces that it has entered into arrangements to dispose of its 58,378,476 ordinary shares in HMV (representing approximately 14.5 per cent of HMV's issued ordinary share capital) with UBS Warburg and Schroder Salomon Smith Barney ("SSSB"), who will seek to place the shares with institutional investors.

The cash proceeds will, in due course, contribute towards the cost of funding EMI's acquisition of the remaining 50 per cent interest in the Jobete music publishing catalogue that it does not already own, and in the interim period will be used to reduce debt outstanding. The Jobete transaction is due to be completed by late January 2003.

Eric Nicoli, who is the non-executive chairman of HMV as well as the executive chairman of EMI, has abstained from voting, and has not been involved in any of the EMI board's discussions, in relation to the disposal.

The closing mid-market price of an ordinary share in HMV on 18 November 2002 was 124.5 pence.

A further announcement will be made once the results of the disposal are known.

Commenting on the disposal, Roger Faxon, Group Chief Financial Officer of EMI, said:

"HMV has been an excellent investment for us. However our remaining stake was not a core holding and now is an opportune time for us to dispose of our shares. We wish HMV well for the future.

We look forward to completing the purchase of the remaining 50 per cent of the Jobete catalogue, which will give us full ownership of this superb asset."

Enquiries:

EMI
Roger Faxon
Amanda Conroy
+44 207 667 3216

UBS Warburg
James Renwick
Tim Waddell
+44 207 567 8000

SSSB
Michael Lavelle
Gareth Lake
+44 207 986 4000

Each of UBS AG, acting through its business group UBS Warburg, and SSSB is acting for EMI Group plc in connection with the disposal and no one else and will not be responsible to anyone other than EMI for providing the protections offered to clients, respectively, of UBS Warburg and SSSB nor for providing advice in relation to the above transaction.

Affiliates of UBS AG and SSSB are lenders to EMI under the facilities referred to above.

This announcement is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities will be made in the United States.

The making of an offer in, or to persons who are residents or citizens of, certain overseas jurisdictions ("Foreign Investors") may be restricted by the laws of such jurisdictions. Foreign Investors should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

This announcement does not constitute a recommendation regarding the above transaction. The value of an investment may go down as well as up. Potential investors should seek advice from an independent financial adviser as to the suitability of the transaction for the individual concerned.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, securities and any subscription for or purchase of, or application for, shares in HMV.

This announcement and the information contained herein are not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY

Ref: 82-373

ER 02/53

Not for release, distribution or publication in whole or in part in or into the United States, Canada, Japan or Australia

19 November 2002

EMI Group plc ("EMI") disposal of shares in HMV Group plc ("HMV")

EMI announces that it has today agreed the final terms of the disposal of its 58,378,476 ordinary shares in HMV (representing approximately 14.5 per cent of HMV's issued ordinary share capital) which have been placed with institutional investors. The shares were placed at a price of 120 pence per share, raising net proceeds of approximately £69 million. EMI has no remaining holding in HMV.

Enquiries:

EMI
Roger Faxon
Amanda Conroy
+44 207 667 3216

USB Warburg
James Renwick
Tim Waddell
+44 207 567 8000

Schroder Salomon Smith Barney
Michael Lavelle
Gareth Lake
+44 207 986 4000

Each of UBS AG, acting through its business group UBS Warburg, and SSSB is acting for EMI Group plc in connection with the disposal and no one else and will not be responsible to anyone other than EMI for providing the protections offered to clients, respectively, of UBS Warburg and SSSB nor for providing advice in relation to the above transaction.

Affiliates of UBS AG and SSSB are lenders to EMI.

This announcement is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities will be made in the United States.

The making of an offer in, or to persons who are residents or citizens of, certain overseas jurisdictions ("Foreign Investors") may be restricted by the laws of such jurisdictions. Foreign Investors should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

This announcement does not constitute a recommendation regarding the above transaction. The value of an investment may go down as well as up. Potential investors should seek advice from an independent financial adviser as to the suitability of the transaction for the individual concerned.

This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, securities and any subscription for or purchase of, or application for, shares in HMV.

This announcement and the information contained herein are not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.